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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                              Jabil Circuit, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  466313-10-3
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                                 (CUSIP Number)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-(c)

                  [X]    Rule 13d-1(d)







*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)




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CUSIP NO. 466313-10-3                 13G                     PAGE 1 OF 3 PAGES




-------------- ----------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                               Morean, William D.
-------------- ----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]


-------------- ----------------------------------------------------------------
      3        SEC USE ONLY



-------------- ----------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                      USA

--------------------------- ----- ---------------------------------------------
        NUMBER OF            5    SOLE VOTING POWER
          SHARES
       BENEFICIALLY                   6,379,280 (includes 3,780 options
         OWNED BY                     exercisable within 60 days of the
           EACH                       calendar year end.)
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                      6,380,500

                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                      6,379,280 (includes 3,780 options
                                      exercisable within 60 days of the
                                      calendar year end.)
                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                      6,380,500

-------------- ----------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   12,759,780 (includes 3,780 options exercisable within 60 days of the calendar year end.)
-------------- ----------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES                                               [ ]


-------------- ----------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   34.1%

-------------- ----------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

                   IN

-------------- ----------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.


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CUSIP NO. 466313-10-3                 13G                     PAGE 2 OF 3 PAGES




Item 1.
         (a)  Name of Issuer:  Jabil Circuit, Inc.

         (b)  Address of Issuer's Principal Executive Offices:
                  10800 Roosevelt Blvd., St. Petersburg, FL 33716

Item 2.
         (a)  Name of Person Filing:  Morean, William D. ("Reporting Person")

         (b)  Address of Principal Business Office or if None, Residence:
                  10800 Roosevelt Blvd., St. Petersburg, FL 33716

         (c)  Citizenship:  United States of America

         (d)  Title of Class of Securities:  Common Stock

         (e)  Cusip Number:  466313-10-3

Item 3.  Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):  N/A

Item 4.  Ownership
         (a) Amount Beneficially Owned (describe): 12,759,780 (includes 3,780 options exercisable within 60 days of the calendar year end.)


         (b)  Percent of Class:  34.1%


         (c) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote: 6,379,280 (includes 3,780 options exercisable within 60 days of the calendar year end.)

             (ii)   Shared power to vote or to direct the vote:  6,380,500

             (iii)  Sole power to dispose or to direct the disposition of:
                    6,379,280 (includes 3,780 options exercisable within 60 days of the calendar year end.)

             (iv) Shared power to dispose or to direct the disposition of:
                    6,380,500

Item 5.  Ownership of Five Percent or Less of a Class:  N/A


Item 6. Ownership of More than Five Percent on Behalf of Another Person: The Reporting Person is a co-trustee of the William E. Morean Residual Trust and has shared voting and dispositive power over the shares held by such Trust as a member of the Management Committee created by the Trust.

         The Reporting Person is a director of Eagle's Wing Foundation, a private charitable foundation, and the Reporting Person may be deemed to have shared voting and dispositive power over the shares held by such Foundation.

         The Reporting Person has sole voting and dispositive power over the shares held by Cheyenne Holdings Limited Partnership, a Nevada Limited Partnership.



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CUSIP NO. 466313-10-3                 13G                     PAGE 3 OF 3 PAGES




Item 7.  Identification and Classification of the Subsidiary
                  Which Acquired the Security Being Reported on by the Parent Holding Company: N/A


Item 8.  Identification and Classification of Members of the Group
                  N/A

Item 9.  Notice of Dissolution of Group
                  N/A

Item 10. Certification (see Rule 13d-1(b) and (c)) By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February  11, 1999


                                          /s/ William D. Morean
                                          -------------------------------------
                                          Signature

                                          William D. Morean
                                          -------------------------------------
                                          Name/Title